Dreyfus
Mortgage Shares

SEMIANNUAL REPORT April 30, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We present to you this semiannual report for Dreyfus Mortgage Shares, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Mortgage Shares from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2006

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,011.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,024.79

† Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

Bonds and Notes—87.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Credit Cards—1.2%				
MBNA Master Credit Card Note Trust, Ser. 2002-C1, Cl. C1	6.80	7/15/14	59,000	**62,211**
Asset-Backed Ctfs./ Home Equity Loans—3.7%				
Long Beach Asset, Ser. 2004-6, Cl. N1	4.50	11/25/34	7,937 [a]	7,926
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	185,000	183,481
				191,407
Residential Mortgage Pass-Through Ctfs.—7.1%				
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl.1 A1	6.25	10/25/34	191,965	192,164
GSR Mortgage Loan Trust II, Ser. 2004-12, Cl. 2A2	3.55	12/25/34	176,239 [b]	173,311
				365,475
U.S. Government Agencies/ Mortgage-Backed—73.0%				
Federal National Mortgage Association, 6.50%, 7/1/32			183,554	187,230
Government National Mortgage Association I:				
5.00%, 7/15/33			1,333,328	1,279,155
5.50%, 12/15/32—9/15/35			1,527,465	1,500,893
6.00%, 12/15/33			58,673	58,948
Government National Mortgage Association II:				
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			345,000	343,156
6.00%, 7/20/35—10/20/35			409,878	410,390
				3,779,772
U.S. Government Securities—2.8%				
U.S. Treasury Notes:				
3.50%, 8/15/09			123,000 [c]	117,878
4.75%, 5/15/14			30,000	29,450
				147,328
Total Bonds and Notes (cost $4,689,395)				**4,546,193**

Other Investments–11.8%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $613,000)
	613,000 d	**613,000**

Total Investments (cost $5,302,395)	**99.6%**	**5,159,193**
Cash and Receivables (Net)	**.4%**	**18,815**
Net Assets	**100.0%**	**5,178,008**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $7,926 or .2% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

c *Partially held by a broker as collateral for open financial futures positions.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government Agencies/		U.S. Government Agencies	2.8
Mortgage Backed	73.0	Futures	(.3)
Asset/Mortgaged Backed	12.0		
Money Market Investments	11.8		**99.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2006 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	3	316,734	June 2006	(6,094)
U.S. Treasury 30 Year Bonds	3	320,531	June 2006	(18,047)
Financial Futures Short				
U.S. Treasury 2 Year Notes	1	203,734	June 2006	516
U.S. Treasury 5 Year Notes	11	1,145,719	June 2006	10,313
				(13,312)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	4,689,395	4,546,193
Affiliated issuers	613,000	613,000
Dividends and interest receivable		23,242
		5,182,435
Liabilities ($):		
Cash overdraft due to Custodian		3,536
Payable for futures variation margin–Note 4		891
		4,427
Net Assets ($)		**5,178,008**
Composition of Net Assets ($):		
Paid-in capital		5,314,123
Accumulated undistributed investment income–net		18,717
Accumulated net realized gain (loss) on investments		1,682
Accumulated gross unrealized (depreciation) on investments [including ($13,312) net unrealized (depreciation) on financial futures]		(156,514)
Net Assets ($)		**5,178,008**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		433,173
Net Asset Value, offering and redemption price per share ($)		**11.95**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	118,972
Dividends;	
Affiliated issuers	7,598
Total Income	**126,570**
Expenses:	
Management and Administration fee–Note 3(a)	10,279
Less–expenses waived–Note 3(a)	(10,279)
Net Expenses	**–**
Investment Income–Net	**126,570**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on financial futures	9,157
Net unrealized appreciation (depreciation) on investments [including ($14,257) net unrealized (depreciation) on financial futures]	(74,837)
Net Realized and Unrealized Gain (Loss) on Investments	**(65,680)**
Net Increase in Net Assets Resulting from Operations	**60,890**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005
Operations ($):		
Investment income−net	126,570	470,949
Net realized gain (loss) on investments	9,157	290,180
Net unrealized appreciation (depreciation) on investments	(74,837)	(238,906)
Net Increase (Decrease) in Net Assets Resulting from Operations	**60,890**	**522,223**
Dividends to Shareholders from ($):		
Investment income−net	(133,195)	(511,856)
Net realized gain on investments	(285,949)	(367,317)
Total Dividends	**(419,144)**	**(879,173)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	–	8,362,730
Dividends reinvested	419,144	208,362
Cost of shares redeemed	–	(19,725,035)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**419,144**	**(11,153,943)**
Total Increase (Decrease) in Net Assets	**60,890**	**(11,510,893)**
Net Assets ($):		
Beginning of Period	5,117,118	16,628,011
End of Period	**5,178,008**	**5,117,118**
Undistributed investment income−net	18,717	25,342
Capital Share Transactions (Shares):		
Shares sold	–	642,213
Shares issued for dividends reinvested	34,501	16,058
Shares redeemed	–	(1,517,298)
Net Increase (Decrease) in Shares Outstanding	**34,501**	**(859,027)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	12.84	13.22	12.74	12.88	12.50
Investment Operations:					
Investment income–net[b]	.30	.59	.60	.48	.13
Net realized and unrealized gain (loss) on investments	(.16)	(.04)	.52	.22	.35
Total from Investment Operations	.14	.55	1.12	.70	.48
Distributions:					
Dividends from investment income–net	(.32)	(.67)	(.50)	(.54)	(.10)
Dividends from net realized gain on investments	(.71)	(.26)	(.14)	(.30)	–
Total Distributions	(1.03)	(.93)	(.64)	(.84)	(.10)
Net asset value, end of period	11.95	12.84	13.22	12.74	12.88
Total Return (%)[c]	1.13[d]	4.29	8.98	5.70	3.92[d,e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40[f]	.40	.40	.40	.40[f]
Ratio of net expense to average net assets	.00[f]	.00	.00	.00	.00[f]
Ratio of net investment income to average net assets	4.93[f]	4.42	4.65	3.75	1.07[f]
Portfolio Turnover Rate	.00[d]	472.23[g]	578.25[g]	663.24	423.74[d]
Net Assets, end of period ($ x 1,000)	5,178	5,117	16,628	7,551	6,352

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.

[d] Not annualized.

[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.

[f] Annualized.

[g] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended October 31, 2005 and October 31, 2004, were 127.03% and 285.49%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Mortgage Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of April 30, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all the outstanding shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, and options,) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 28, 2006, the Board of Trustees declared a cash dividend of $.052 per share from undistributed investment income-net, payable on May 1, 2006 (ex-dividend date), to shareholders of record as of the close of business on April 28, 2006.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $879,173. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee, Administration Fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund and an Administration Agreement with the Distributor under which the Distributor serves as administrator. No fees are charged to the fund pursuant to these Agreements as the Distributor has assumed responsibility for all operating expenses of the fund. However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40% of the value of the fund's average daily net assets.

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2006, amounted to $0 and $379,178, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2006, are set forth in the Statement of Financial Futures.

At April 30, 2006, accumulated gross unrealized depreciation on investments was $143,202.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus
Mortgage Shares**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Service Corporation representative or 1-877-460-5620

Mail Dreyfus Separate Accounts, Dreyfus Service Corporation
200 Park Avenue, 10th Floor, New York, NY 10166

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote
proxies relating to portfolio securities, and information regarding how the fund voted these
proxies for the 12-month period ended June 30, 2005, is available through the fund's
website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The
description of the policies and procedures is also available without charge, upon request,
by calling 1-800-645-6561.



0754SA0406

Dreyfus
High Yield Shares

SEMIANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We present to you this semiannual report for Dreyfus High Yield Shares, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus High Yield Shares from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,047.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,024.79

† Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

Bonds and Notes—90.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising—.1%				
RH Donnelley, Sr. Sub. Notes	10.88	12/15/12	8,000 [a]	**8,920**
Aerospace & Defense—2.3%				
Alliant Techsystems, Sr. Sub. Notes	6.75	4/1/16	10,000	9,900
Argo-Tech, Sr. Notes	9.25	6/1/11	20,000	21,175
BE Aerospace, Sr. Sub. Notes, Ser. B	8.88	5/1/11	21,000	22,050
DRS Technologies, Sr. Sub. Notes	6.88	11/1/13	9,000 [b]	8,966
L-3 Communications, Conv. Bonds	3.00	8/1/35	10,000 [a]	10,000
L-3 Communications, Sr. Sub. Notes, Ser. B	6.38	10/15/15	15,000	14,625
L-3 Communications, Sr. Sub. Notes	7.63	6/15/12	45,000	46,575
TransDigm, Sr. Sub. Notes	8.38	7/15/11	45,000	47,475
				180,766
Agricultural—.2%				
Alliance One International, Sr. Notes	11.00	5/15/12	15,000	**14,325**
Airlines—.3%				
Northwest Airlines, Pass-Through Ctfs., Ser. 1996-1	7.67	1/2/15	23,983	**23,878**
Automotive, Trucks & Parts—.9%				
Cooper-Standard Automotive, Sr. Sub. Notes	8.38	12/15/14	10,000	8,200
Goodyear Tire & Rubber, Sr. Notes	9.00	7/1/15	30,000 [b]	31,050
Polypore International, Sr. Discount Notes	10.50	10/1/12	31,000 [c]	20,693
United Components, Sr. Sub. Notes	9.38	6/15/13	9,000	8,865
				68,808
Banking—1.7%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	105,000	108,675

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banking (continued)				
Colonial Bank Montgomery Alabama, Sub. Notes	9.38	6/1/11	20,000	22,534
				131,209
Building & Construction−3.0%				
Beazer Homes, Sr. Notes	6.88	7/15/15	20,000	19,250
Compression Polymers, Sr. Notes	10.50	7/1/13	15,000 [a]	15,450
DR Horton, Sr. Notes	8.50	4/15/12	41,000	43,487
Goodman Global, Sr. Notes, Ser. B	7.49	6/15/12	35,000 [d]	35,788
Goodman Global, Sr. Sub. Notes	7.88	12/15/12	9,000	9,045
Nortek, Sr. Sub. Notes	8.50	9/1/14	23,000	23,690
Owens Corning, Notes	7.00	3/15/09	25,000 [e]	21,812
Owens Corning, Debs.	7.50	8/1/18	30,000 [e]	26,550
Standard-Pacific, Sr. Notes	6.50	8/15/10	35,000	33,950
Texas Industries, Sr. Notes	7.25	7/15/13	5,000	5,150
				234,172
Chemicals−4.4%				
Airgas, Sr. Sub. Notes	6.25	7/15/14	25,000	24,375
Equistar Chemicals/Funding, Sr. Notes	10.13	9/1/08	20,000	21,525
Huntsman International, Sr. Notes	9.88	3/1/09	9,000	9,450
Huntsman International, Sr. Sub. Notes	10.13	7/1/09	66,000	67,485
Huntsman International, Sr. Notes	11.63	10/15/10	15,000	16,950
Ineos Group, Notes	8.50	2/15/16	45,000 [a,b]	42,975
Nalco, Sr. Sub. Notes	8.88	11/15/13	64,000	66,400

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals (continued)				
Nova Chemicals, Sr. Notes	7.56	11/15/13	25,000 d	25,125
PQ, Sr. Sub. Notes	7.75	2/15/13	10,000 a	9,550
Rhodia, Sr. Notes	10.25	6/1/10	33,000	37,043
Rockwood Specialties, Sr. Sub. Notes	10.63	5/15/11	13,000	14,170
Westlake Chemical, Notes	6.63	1/15/16	10,000	9,675
				344,723
Commercial & Professional Services−.9%				
Brickman, Sr. Sub. Notes, Ser. B	11.75	12/15/09	13,000	14,187
Hertz, Sr. Notes	8.88	1/1/14	20,000 a	21,350
Hertz, Sr. Sub. Notes	10.50	1/1/16	10,000 a,b	11,113
Service Corp International, Sr. Notes	7.50	6/15/17	10,000 a	9,850
Williams Scotsman, Sr. Notes	8.50	10/1/15	10,000	10,325
				66,825
Consumer Products−1.2%				
Chattem, Sr. Sub. Notes	7.00	3/1/14	25,000	25,125
Church & Dwight, Notes	6.00	12/15/12	35,000	33,950
Playtex Products, Sr. Sub. Notes	9.38	6/1/11	30,000	31,425
Rayovac, Sr. Sub. Notes	8.50	10/1/13	6,000	5,325
				95,825
Diversified Financial Services−5.5%				
BCP Crystal US, Sr. Sub. Notes	9.63	6/15/14	32,000	35,360
CCM Merger, Notes	8.00	8/1/13	20,000 a	19,500
Consolidated Communications Illinois/Texas, Sr. Notes	9.75	4/1/12	10,000	10,700

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
E*Trade Financial, Sr. Notes	7.38	9/15/13	10,000	10,225
FINOVA, Notes	7.50	11/15/09	20,900	7,211
Ford Motor Credit, Global Landmark Securities	5.63	10/1/08	25,000	22,768
Ford Motor Credit, Notes	5.70	11/16/06	65,000 d	64,695
Ford Motor Credit, Notes	5.79	9/28/07	20,000 d	19,227
GMAC, Notes	4.38	10/31/07	35,000 f	42,747
GMAC, Sr. Notes	5.38	6/6/11	15,000 f	17,831
GMAC, Debs.	6.13	1/22/08	25,000	24,087
GMAC, Notes	7.75	1/19/10	55,000	54,134
K&F Acquisition, Sr. Sub. Notes	7.75	11/15/14	10,000 b	10,275
Residential Capital, Sr. Notes	6.38	6/30/10	50,000	49,833
Residential Capital, Sr. Notes	6.88	6/30/15	25,000 b	25,387
Stena AB, Sr. Notes	7.50	11/1/13	13,000 b	12,968
				426,948
Diversified Metals & Mining—1.9%				
Consol Energy, Notes	7.88	3/1/12	42,000	44,520
CSN Islands VIII, Sr. Notes	10.50	1/15/15	23,000 a	26,565
Freeport-McMoRan Copper & Gold, Sr. Notes	6.88	2/1/14	25,000	24,938
Gibraltar Industries, Sr. Sub. Notes	8.00	12/1/15	15,000 a	15,338
Peabody Energy, Sr. Notes, Ser. B	6.88	3/15/13	35,000	35,438
				146,799

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities−7.8%				
AES,				
Sr. Sub. Notes	8.88	2/15/11	130,000	140,400
AES,				
Sr. Sub. Notes	9.38	9/15/10	35,000	38,325
Allegheny Energy Supply,				
Bonds	8.25	4/15/12	90,000 [a]	98,325
CMS Energy,				
Sr. Notes	9.88	10/15/07	37,000	39,220
Mirant,				
Sr. Notes	7.38	12/31/13	70,000 [a]	70,613
MSW Energy/Finance,				
Sr. Secured Notes, Ser. B	7.38	9/1/10	10,000	10,325
MSW Energy/Finance,				
Sr. Secured Notes, Ser. B	8.50	9/1/10	20,000	21,200
Nevada Power,				
First Mortgage	6.50	4/15/12	7,000	7,085
Nevada Power,				
Mortgage, Bonds Ser. A	8.25	6/1/11	18,000	19,665
Nevada Power,				
Notes, Ser. E	10.88	10/15/09	10,000	10,793
NRG Energy,				
Sr. Notes	7.25	2/1/14	20,000	20,150
Reliant Energy,				
Sr. Secured, Notes	9.25	7/15/10	44,000	44,825
Reliant Resources,				
Sr. Secured Notes	9.50	7/15/13	20,000	20,400
Sierra Pacific Resources,				
Sr. Notes	8.63	3/15/14	54,000	58,744
TECO Energy,				
Sr. Notes	6.75	5/1/15	10,000	10,250
				610,320
Environmental Control−2.8%				
Allied Waste,				
Sr. Notes, Ser. B	8.50	12/1/08	149,000	157,568
Allied Waste,				
Sr. Notes, Ser. B	9.25	9/1/12	45,000	48,713
Geo Sub,				
Sr. Notes	11.00	5/15/12	14,000	14,140
				220,421

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages—2.5%				
Agrilink Foods, Sr. Sub. Notes	11.88	11/1/08	3,000	3,083
Corn Products International, Sr. Notes	8.25	7/15/07	15,000	15,410
Corn Products International, Sr. Notes	8.45	8/15/09	15,000	16,177
Del Monte, Sr. Sub. Notes	8.63	12/15/12	28,000	29,540
Dole Foods, Sr. Notes	8.63	5/1/09	9,000	8,933
Dole Foods, Debs.	8.75	7/15/13	9,000	8,708
Dole Foods, Sr. Notes	8.88	3/15/11	6,000	5,880
Ingles Markets, Sr. Sub. Notes	8.88	12/1/11	5,000	5,250
Smithfield Foods, Sr. Notes	7.00	8/1/11	25,000	24,688
Stater Brothers, Sr. Notes	8.13	6/15/12	55,000	55,275
Stater Brothers, Sr. Notes	8.41	6/15/10	20,000 d	20,450
				193,394
Health Care—3.7%				
Angiotech Pharmaceuticals, Sr. Sub. Notes	7.75	4/1/14	5,000 a	5,050
DaVita, Sr. Sub. Notes	7.25	3/15/15	25,000 b	25,125
Extendicare Health Services, Sr. Notes	9.50	7/1/10	11,000	11,619
Fresenius Finance, Sr. Notes	5.00	1/31/13	5,000 a,f	6,334
Hanger Orthopedic, Sr. Notes	10.38	2/15/09	20,000 b	20,800
HCA, Notes	8.75	9/1/10	50,000	54,404
Psychiatric Solutions, Sr. Sub. Notes	7.75	7/15/15	10,000	10,300

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Tenet Healthcare, Sr. Notes	9.88	7/1/14	106,000	110,505
Triad Hospitals, Sr. Sub. Notes	7.00	11/15/13	41,000	40,231
				284,368
Lodging & Entertainment−8.0%				
AMC Entertainment, Sr. Sub. Notes	9.88	2/1/12	20,000	20,300
Chumash Casino & Resort Enterprise, Sr. Notes	9.52	7/15/10	10,000 [a]	10,563
Cinemark, Sr. Discount Notes	9.75	3/15/14	65,000 [c]	52,000
Gaylord Entertainment, Sr. Notes	6.75	11/15/14	20,000	19,250
Isle of Capri Casinos, Sr. Sub. Notes	7.00	3/1/14	15,000	14,812
Isle of Capri Casinos, Sr. Sub. Notes	9.00	3/15/12	15,000	15,994
Leslie's Poolmart, Sr. Notes	7.75	2/1/13	15,000	15,075
Mandalay Resort, Sr. Notes	6.50	7/31/09	24,000	23,970
Mandalay Resort, Sr. Sub. Notes, Ser. B	10.25	8/1/07	50,000 [b]	52,625
Mashantucket Western Pequot Tribe, Bonds	5.91	9/1/21	45,000 [a]	42,381
MGM Mirage, Notes	8.50	9/15/10	25,000	26,656
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	55,000	53,694
Mohegan Tribal Gaming Authority, Sr. Sub. Notes	6.38	7/15/09	25,000	24,937
Mohegan Tribal Gaming Authority, Sr. Sub. Notes	8.00	4/1/12	15,000	15,675
Park Place Entertainment, Sr. Sub. Notes	7.88	3/15/10	15,000	15,900
Park Place Entertainment, Sr. Sub. Notes	8.88	9/15/08	30,000	31,875
Penn National Gaming, Sr. Sub. Notes	6.75	3/1/15	10,000	9,875

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
Penn National Gaming,				
Sr. Sub. Notes	6.88	12/1/11	25,000	25,125
Resorts International Hotel and				
Casino, First Mortgage	11.50	3/15/09	15,000	16,463
Royal Caribbean Cruises,				
Sr. Notes	8.75	2/2/11	35,000	38,705
Seneca Gaming,				
Sr. Notes, Ser. B	7.25	5/1/12	15,000	15,000
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	50,000	49,625
Turning Stone Casino Resort				
Enterprise, Sr. Notes	9.13	12/15/10	11,000 a	11,495
Wynn Las Vegas Capital,				
First Mortgage Notes	6.63	12/1/14	25,000	24,438
				626,433
Machinery—2.2%				
Case New Holland,				
Sr. Notes	9.25	8/1/11	45,000	48,038
Columbus McKinnon,				
Sr. Sub. Notes	8.88	11/1/13	10,000	10,500
Douglas Dynamics,				
Sr. Notes	7.75	1/15/12	60,000 a	58,650
Terex,				
Sr. Sub. Notes	7.38	1/15/14	30,000	30,525
Terex,				
Sr. Sub. Notes, Ser. B	10.38	4/1/11	25,000	26,438
				174,151
Manufacturing—.4%				
JB Poindexter & Co,				
Sr. Notes	8.75	3/15/14	33,000	**26,978**
Media—6.9%				
Adelphia Communications,				
Sr. Notes, Ser. B	7.75	1/15/09	26,000 e	12,415
Charter Communications,				
Sr. Notes	8.75	11/15/13	35,000	34,475
CSC Holdings,				
Sr. Notes	7.25	4/15/12	79,000 a	79,000
Dex Media East Finance,				
Sr. Sub. Notes, Ser. B	9.88	11/15/09	3,000	3,210

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Dex Media East Finance, Sr. Sub. Notes, Ser. B	12.13	11/15/12	50,000	56,813
Dex Media West Finance, Sr. Sub. Notes, Ser. B	9.88	8/15/13	75,000	82,969
DirecTV Holdings/Financing, Sr. Notes	8.38	3/15/13	35,000	37,581
Entercom Radio Capital, Sr. Sub. Notes	7.63	3/1/14	10,000	10,200
Kabel Deutschland, Sr. Notes	10.63	7/1/14	75,000 a	81,375
LBI Media, Sr. Discount Notes	11.00	10/15/13	19,000 c	14,369
Lodgenet Entertainment, Sr. Sub. Debs.	9.50	6/15/13	5,000	5,413
Nexstar Finance, Sr. Discount Notes	11.38	4/1/13	36,000 c	30,060
Radio One, Sr. Sub. Notes, Ser. B	8.88	7/1/11	25,000	26,313
Salem Communications, Sr. Sub. Notes, Ser. B	9.00	7/1/11	35,000 b	36,706
Viacom, Sr. Notes	5.75	4/30/11	25,000 a	24,853
				535,752
Oil & Gas—7.0%				
ANR Pipeline, Notes	8.88	3/15/10	30,000	31,995
Dynegy, Sr. Notes	8.38	5/1/16	40,000 a	40,000
El Paso Production, Sr. Notes	7.75	6/1/13	30,000	31,088
El Paso, Debs.	6.50	6/1/08	14,000 a	14,000
El Paso, Notes	7.63	9/1/08	68,000 a	69,530
El Paso, Notes	7.75	6/15/10	70,000 a	72,100
Hanover Compressor, Sr. Notes	8.63	12/15/10	13,000	13,618

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Hanover Compressor, Sr. Notes	9.00	6/1/14	21,000	22,680
Hanover Equipment Trust, Sr. Secured Notes, Ser. B	8.75	9/1/11	22,000	23,045
McMoRan Exploration, Sr. Notes	5.25	10/6/11	16,000 [a]	18,880
Southern Natural Gas, Notes	8.88	3/15/10	25,000	26,663
Whiting Petroleum, Sr. Sub. Notes	7.25	5/1/13	35,000	35,000
Williams Cos., Notes	6.99	10/1/10	25,000 [a,d]	25,813
Williams Cos., Notes	7.13	9/1/11	10,000	10,325
Williams Cos., Debs., Ser. A	7.50	1/15/31	50,000	51,250
Williams Cos., Sr. Notes	7.63	7/15/19	25,000	26,375
Williams Cos., Notes	7.88	9/1/21	30,000	32,100
				544,462
Packaging & Containers−6.1%				
Ball, Notes	6.88	12/15/12	35,000	35,525
Berry Plastics, Sr. Sub. Notes	10.75	7/15/12	30,000	32,850
Crown Americas Capital, Sr. Notes	7.63	11/15/13	115,000 [a]	118,450
Crown Americas Capital, Sr. Notes	7.75	11/15/15	65,000 [a]	67,113
Norampac, Sr. Notes	6.75	6/1/13	25,000	23,625
Owens-Brockway, Sr. Notes	6.75	12/1/14	8,000	7,720
Owens-Brockway, Sr. Secured Notes	7.75	5/15/11	15,000	15,525
Owens-Brockway, Sr. Notes	8.25	5/15/13	5,000	5,163

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers (continued)				
Owens-Brockway, Sr. Secured Notes	8.75	11/15/12	2,000	2,145
Owens-Brockway, Sr. Secured Notes	8.88	2/15/09	15,000	15,675
Owens-Illinois, Debs.	7.80	5/15/18	60,000	58,800
Plastipak, Sr. Notes	8.50	12/15/15	40,000 a	40,600
Solo Cup, Sr. Sub. Notes	8.50	2/15/14	15,000 b	14,325
Stone Containers, Sr. Notes	9.75	2/1/11	34,000	34,935
				472,451
Paper & Forest Products−1.6%				
Appleton Papers, Sr. Sub. Notes, Ser. B	9.75	6/15/14	57,000	57,855
Buckeye Technologies, Sr. Notes	8.50	10/1/13	15,000	15,113
Georgia-Pacific, Sr. Notes	8.00	1/15/24	15,000	15,038
Temple-Inland, Bonds	6.63	1/15/18	35,000	35,501
				123,507
Property-Casualty Insurance−.6%				
Hanover Insurance, Sr. Debs.	7.63	10/15/25	50,000	**49,797**
Real Estate Investment Trusts−1.0%				
BF Saul, Sr. Secured Notes	7.50	3/1/14	35,000	35,875
Host Marriott, Sr. Notes, Ser. M	7.00	8/15/12	45,000	45,675
				81,550
Retail−1.5%				
Amerigas Partners, Sr. Notes	7.25	5/20/15	15,000	15,000
JC Penney, Sr. Notes	8.00	3/1/10	21,000	22,561
Jean Coutu, Sr. Sub. Notes	7.63	8/1/12	30,000	29,625

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Neiman-Marcus, Sr. Notes	9.00	10/15/15	10,000 a	10,675
Rite Aid, Sr. Secured Notes	8.13	5/1/10	15,000	15,413
Rite Aid, Sr. Secured Notes	12.50	9/15/06	12,000	12,330
VICORP Restaurants, Sr. Notes	10.50	4/15/11	15,000	14,100
				119,704
State Government—.9%				
Erie County Tobacco Asset Securitization, Asset-Backed Bonds, Ser. E	6.00	6/1/28	15,000	14,659
Tobacco Settlement Authority of Iowa, Asset-Backed Bonds, Ser. A	6.50	6/1/23	60,000	58,749
				73,408
Structured Index—3.4%				
Dow Jones CDX, Credit Linked Notes, Ser. 4-T2	6.75	6/29/10	264,116 a,g	**264,777**
Technology—2.3%				
Dresser, Sr. Sub. Notes	9.38	4/15/11	25,000	26,125
Fisher Scientific International, Sr. Sub. Notes	6.13	7/1/15	50,000	47,875
Freescale Semiconductor, Sr. Notes	6.88	7/15/11	65,000	66,300
Freescale Semiconductor, Sr. Notes	7.13	7/15/14	20,000	20,600
Imax, Sr. Notes	9.63	12/1/10	13,000	13,943
Sungard Data Systems, Sr. Notes	9.43	8/15/13	5,000 a,d	5,325
				180,168
Telecommunications—6.3%				
American Tower, Sr. Notes	7.13	10/15/12	24,000	24,600
American Towers, Sr. Sub. Notes	7.25	12/1/11	37,000	37,740

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Hawaiian Telcom Communications, Sr. Notes	9.95	5/1/13	15,000 a,b,d	15,600
Intelsat Subsidiary Holding, Sr. Notes	8.25	1/15/13	30,000	30,713
Nordic Telephone, Bonds	8.25	5/1/16	50,000 a,f	65,603
Pegasus Satellite Communications, Sr. Notes	12.38	8/1/06	41,767 e	4,177
Qwest Communications International, Sr. Notes, Ser. B	7.50	2/15/14	80,000	81,000
Qwest, Bank Note, Ser. B	6.95	6/30/10	2,000 d	2,024
Qwest, Sr. Notes	7.88	9/1/11	35,000	36,881
Qwest, Sr. Notes	8.16	6/15/13	30,000 d	32,813
Qwest, Bank Note, Ser. A	8.53	6/30/07	15,200 d	15,552
Rogers Wireless, Secured Notes	7.25	12/15/12	50,000	52,063
Rural Cellular, Sr. Notes	9.88	2/1/10	10,000	10,675
UbiquiTel Operating, Sr. Notes	9.88	3/1/11	24,000	26,460
US Unwired, Sr. Secured Notes, Ser. B	10.00	6/15/12	37,000	41,625
Wind Acquisition Finance, Sr. Bonds	10.75	12/1/15	10,000 a	11,100
				488,626
Textiles & Apparel−1.3%				
INVISTA, Notes	9.25	5/1/12	65,000 a	69,713
Levi Strauss & Co., Sr. Notes	12.25	12/15/12	31,000	35,185
				104,898
Transportation−1.6%				
CHC Helicopter, Sr. Sub. Notes	7.38	5/1/14	23,000	23,518

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Transportation (continued)				
Greenbrier Cos., Sr. Notes	8.38	5/15/15	25,000	26,281
Gulfmark Offshore, Sr. Sub. Notes	7.75	7/15/14	29,000 [d]	29,435
TFM, S.A. de C.V., Sr. Notes	10.25	6/15/07	41,000	42,845
				122,079
Total Bonds and Notes (cost $6,963,395)				**7,040,442**

Preferred Stocks–.9%	Shares	Value ($)
Media		
Paxson Communications, Cum. Conv., $975	6 [a]	44,180
Spanish Broadcasting System (Units) Cum. Conv., Ser. B	24	26,547
Total Preferred Stocks (cost $56,021)		**70,727**

Common Stocks–.4%		
Chemicals–.0%		
Huntsman	117 [h]	**2,299**
Electric Utilities–.3%		
Mirant	840 [h]	**20,625**
Pipelines–.1%		
Williams Cos	413	**9,057**
Total Common Stocks (cost $34,817)		**31,981**

Other Investment–5.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $446,000)	446,000 [i]	**446,000**

Investment of Cash Collateral for Securities Loaned—4.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $310,410)	310,410 [i]	**310,410**
Total Investments (cost $7,810,643)	**101.3%**	**7,899,560**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(104,690)**
Net Assets	**100.0%**	**7,794,870**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $1,632,709 or 20.9% of net assets.*

[b] *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $297,864 and the total market value of the collateral held by the fund is $310,410.*

[c] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Non-income producing—security in default.*

[f] *Principal amount stated in Euro.*

[g] *Security linked to a portfolio of debt securities.*

[h] *Non-income producing.*

[i] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Corporate Bonds	86.0	Common Stocks	.4
Money Market Investments	9.7	Forward Currency Exchange	
Structured Index	3.4	Contracts/Swaps	(.1)
State Government	.9		**101.2**
Preferred Stocks	.9		

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $297,864)–Note 1(c):		
Unaffiliated issuers	7,054,233	7,143,150
Affiliated issuers	756,410	756,410
Cash		115,165
Dividends and interest receivable		158,166
Swaps premium paid		2,469
Unrealized appreciation on swap contracts–Note 4		1,954
		8,177,314
Liabilities ($):		
Liability for securities on loan–Note 1(c)		310,410
Payable for investment securities purchased		63,080
Unrealized depreciation on swap contracts–Note 4		4,905
Unrealized depreciation on forward currency exchange contracts–Note 4		4,049
		382,444
Net Assets ($)		**7,794,870**
Composition of Net Assets ($):		
Paid-in capital		7,638,027
Accumulated undistributed investment income–net		37,429
Accumulated net realized gain (loss) on investments		38,219
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions		81,195
Net Assets ($)		**7,794,870**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		594,491
Net Asset Value, offering and redemption price per share ($)		**13.11**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	266,178
Cash dividends:	
Unaffiliated issuers	4,023
Affiliated issuers	9,286
Income from securities lending	1,794
Total Income	**281,281**
Expenses:	
Management and Administration fee	15,174
Less—expenses waived—Note 3(a)	(15,174)
Net Expenses	**–**
Investment Income—Net	**281,281**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	42,082
Net realized gain (loss) on forward currency exchange contracts	1,960
Net realized gain (loss) on swap transactions	2,243
Net Realized Gain (Loss)	**46,285**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions	31,919
Net Realized and Unrealized Gain (Loss) on Investments	**78,204**
Net Increase in Net Assets Resulting from Operations	**359,485**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005
Operations ($):		
Investment income−net	281,281	616,537
Net realized gain (loss) on investments	46,285	10,652
Net unrealized appreciation (depreciation) on investments	31,919	(336,882)
Net Increase (Decrease) in Net Assets Resulting from Operations	**359,485**	**290,307**
Dividends to Shareholders from ($):		
Investment income−net	(290,705)	(652,768)
Net realized gain on investments	−	(204,827)
Total Dividends	**(290,705)**	**(857,595)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	−	522,900
Dividends reinvested	290,705	723,607
Cost of shares redeemed	−	(3,015,397)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**290,705**	**(1,768,890)**
Total Increase (Decrease) in Net Assets	**359,485**	**(2,336,178)**
Net Assets ($):		
Beginning of Period	7,435,385	9,771,563
End of Period	**7,794,870**	**7,435,385**
Undistributed investment income−net	37,429	46,853
Capital Share Transactions (Shares):		
Shares sold	−	37,947
Shares issued for dividends reinvested	22,334	54,049
Shares redeemed	−	(226,234)
Net Increase (Decrease) in Shares Outstanding	**22,334**	**(134,238)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	13.00	13.83	14.02	11.60	12.50
Investment Operations:					
Investment income—net[b]	.48	.98	1.12	1.33	.49
Net realized and unrealized gain (loss) on investments	.13	(.50)	.43	2.49	(1.08)
Total from Investment Operations	.61	.48	1.55	3.82	(.59)
Distributions:					
Dividends from investment income—net	(.50)	(1.03)	(1.12)	(1.33)	(.31)
Dividends from net realized gain on investments	–	(.28)	(.62)	(.07)	–
Total Distributions	(.50)	(1.31)	(1.74)	(1.40)	(.31)
Net asset value, end of period	13.11	13.00	13.83	14.02	11.60
Total Return (%)[c]	4.78[d]	3.61	11.97	34.71	(4.73)[d,e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40[f]	.40	.40	.40	.40[f]
Ratio of net expenses to average net assets	.00	.00	.00	.00	.00
Ratio of net investment income to average net assets	7.41[f]	7.22	8.19	10.20	3.50[d]
Portfolio Turnover Rate	18.79[d]	55.16	126.87	337.85	198.61[d]
Net Assets, end of period ($ x 1,000)	7,795	7,435	9,772	6,497	4,761

[a] *From June 6, 2002 (commenement of operations) to October 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Eclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.*
[d] *Not annualized.*
[e] *Calculated based on net asset value as of the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.*
[f] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with maximum total return consistent with the preservation of capital and prudent investment management. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of April 30, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 28, 2006, the Board of Trustees declared a cash dividend of $.085 per share from undistributed investment income–net, payable on May 1, 2006 (ex–dividend date), to shareholders of record as of the close of business on April 28, 2006.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $5,850 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $798,675 and long-term capital gains $58,920. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee, Administration Fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund and an Administration Agreement with the Distributor under which the Distributor serves as administrator. No fees are charged to the fund pursuant to these agreements as the Distributor has assumed responsibility for all operating expenses of the fund. However, for financial reporting purposes only, the fund's Statement of Operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40% of the value of the fund's average daily net assets.

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts and swap transactions, during the period ended April 30, 2006, amounted to $1,329,394 and $7,076,6540, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
Euro, expiring 6/21/2006	60,000	71,881	75,930	**(4,049)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at April 30, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
73,171	Dow Jones CDX.NA.HY.BB.5	J.P. Morgan Chase	(2.50)	12/20/2010	(2,667)
72,000	Dow Jones CDX.NA.HY.4	J.P. Morgan Chase	3.60	12/20/2010	1,954
136,000	Dow Jones CDX.NA.IG.4	Morgan Stanley	(.35)	6/20/2010	(1,474)
84,000	Dow Jones CDX.NA.IG.4	Merrill Lynch	(.31)	6/20/2010	(764)
					(2,951)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2006, accumulated net unrealized appreciation on investments was $88,917, consisting of $212,954 gross unrealized appreciation and $124,037 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus
High Yield Shares**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Service Corporation representative or 1-877-460-5620

Mail Dreyfus Separate Accounts, Dreyfus Service Corporation
200 Park Avenue, 10th Floor, New York, NY 10166

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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